December 11, 2007


Carmen Moncada-Terry
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, DC 20005

RE: Gray Creek Mining Inc.
    Amended Registration Statement on Form SB-2
    Filed November 6, 2007
    File No. 333-145471

Dear Ms. Moncada-Terry:

This letter shall serve as the request of Gray Creek Mining Inc., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Friday, December 14, 2007, 3:00PM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your kind cooperation and assistance in this matter.

Very truly yours,


/s/ Alan J. Cox
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Alan J. Cox, President